Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

March 6, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re:	Queensridge Mining Resources, Inc. Form 10-K for Fiscal Year Ended June 30, 2012 Filed October 11, 2012 File No. 333-168775

Dear Mr. Reynolds:

I write on behalf of Queensridge Minings Resources, Inc. (the “Company”) in response to the Staff’s letter of February 5, 2013, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Annual Report on Form 10-K, filed October 11, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for Fiscal Year Ended June 30, 2012

general

1.                   We note your response to comment 1 from our letter dated January 16, 2013. According to the Newfoundland/Labrador Department of Natural Resources website your claims have not been renewed and therefore we reissue the comment. In your response please provide verification of your claim renewal.

The Company’s claims were allowed to lapse due to an oversight and were subsequently electronically re-staked on behalf of the Company on January 22, 2013. Due to a standard 30-day delay with the provincial Department of Natural Resources, the re-staked claims were not formally re-issued until February 21, 2013. The current mineral claims record showing the claims as issued and owned by the Company may be found at : http://gis.geosurv.gov.nl.ca/mrinquiry/License.asp?License=020848M.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

Queensridge Mining Resources, Inc.

912 Sir James Bridge Way

Las Vegas, NV 89145

Via EDGAR

March 6, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Queensridge Mining Resources, Inc. Form 10-K for Fiscal Year Ended June 30, 2012 Filed October 11, 2012 File No. 333-168775

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated February 5, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Queensridge Mining Resources, Inc.

/s/ Philip Stromer

By:	Philip Stromer
Chief Executive Officer